UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:
2009 Dole Food Automatic Common Exchange Security Trust
Address of Principal Business Office (No. & Street, State, Zip Code):
U.S. Bank National Association
Corporate Trust Services
Attention: 2009 Dole Food Automatic Common Exchange Security Trust
633 West 5th Street, 24th Floor
LM-CA T24T
Los Angeles, CA 90071
Telephone Number (including area code):
(213) 615-6030
Name and address of agent for service of process:
Donald J. Puglisi
850 Library Avenue, Suite 204,
Newark, Delaware 19711
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A: ☐ Yes:     ☑ No

OTHER INFORMATION
ITEM 1. Exact Name of Registrant
2009 Dole Food Automatic Common Exchange Security Trust
ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.
State of organization: New York
Date of organization: October 12, 2009
ITEM 3. Form of organization of registrant.
Trust
ITEM 4. Classification of registrant
Management company
ITEM 5. If registrant is a management company:
(a) state whether registrant is a “closed-end” company or an “open-end” company;
Closed-end
(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company.
Non-diversified
ITEM 6. Name and address of each investment adviser of registrant.
None
ITEM 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.
Donald J. Puglisi,
850 Library Avenue, Suite 204,
Newark, Delaware 19711
William R. Latham III,
850 Library Avenue, Suite 204,
Newark, Delaware 19711
James B. O’Neill,
850 Library Avenue, Suite 204,
Newark, Delaware 19711
ITEM 8. If registrant is an unincorporated investment company not having a board of directors:
(a) state the name and address of each sponsor of registrant;
Not Applicable
(b) state the name and address of each officer and director of each sponsor of registrant;
Not Applicable

(c) state the name and address of each trustee and each custodian of registrant.
Not Applicable
ITEM 9.
(a) State whether registrant is currently issuing and offering its securities directly to the public.
No
(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.
Not Applicable
(c) If the answer to Item 9(a) is “no” and the answer to item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities.
No
(d) State whether registrant has any securities currently issued and outstanding.
Yes, one Trust Issued Automatic Common Exchange Security
(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.
1 beneficial owner, Goldman, Sachs & Co.
ITEM 10. State the current value of registrant’s total assets.
$110.00
ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.
No
ITEM 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.
Not Applicable

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 22nd day of October, 2009.

2009 Dole Food Automatic Common Exchange Security Trust
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Trustee

Attest:	/s/ William R. Latham III
	Name:	William R. Latham III
	Title:	Trustee